UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of July, 2006

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of listed company

SPIRENT COMMUNICATIONS PLC


2. Name of shareholder with a major interest

PRUDENTIAL PLC


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE AND CERTAIN OF ITS SUBSIDIARY COMPANIES


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP MORGAN NOMINEES                                              568,490
MAGIM HSBC GIS NOM (UK) SALI                                    566,983
PRUCLT HSBC GIS NOM (UK) PAC AC                              28,473,727
PRUCLT HSBC GIS NOM (UK) PPL AC                               6,095,990
PRUCLT HSBC GIS NOM (UK) EQBF AC                                270,027
PRUCLT HSBC GIS NOM (UK) MNBF AC                                440,603
PRUCLT HSBC GIS NOM (UK) PENE AC                              1,702,386
TOTAL                                                        38,118,206



5. Number of shares / amount of stock acquired

NOT KNOWN


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

NOT NOTIFIED


11. Date company informed

21 JULY 2006


12. Total holding following this notification

38,118,206


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.06%


14. Any additional information

ON 15 DECEMBER 2005 THE SHAREHOLDER REPORTED TO THE COMPANY THAT IT HAD INCREASED ITS HOLDING IN THE COMPANY TO 32,880,110 SHARES (3.4%)


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767672


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE - DEPUTY COMPANY SECRETARY


Date of notification

24 JULY 2006





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __24 July 2006                            By   ____/s/ Luke Thomas____

                                                    (Signature)*